                                                                    Exhibit 99.1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Sofamor Danek Group, Inc.

We have audited the consolidated balance sheets of Sofamor Danek Group, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sofamor Danek Group, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their consolidated operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                        COOPERS & LYBRAND L.L.P.


Memphis, Tennessee
February 2, 1998

CONSOLIDATED BALANCE SHEETS
SOFAMOR DANEK GROUP, INC. AND SUBSIDIARIES

                                                              (in thousands, except shares)
                                                                     December 31,
-------------------------------------------------------------------------------------------
                                                               1997               1996
-------------------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                      $   2,729          $   2,830
Short-term investments                                                36                111
Accounts receivable -- trade, less allowance for
   doubtful accounts of $1,812 and $1,589 at
   December 31, 1997 and 1996, respectively                       88,209             70,031
Other receivables                                                 29,374             15,813
Inventories                                                       40,575             33,483
Loaner set inventories                                            21,511             14,123
Prepaid expenses                                                   6,061              6,318
Prepaid income taxes                                               3,052               --
Current deferred income taxes                                      8,013              5,312
-------------------------------------------------------------------------------------------
         Total current assets                                    199,560            148,021
Property, plant and equipment
     Land                                                          1,477              1,484
     Buildings                                                    10,905             11,261
     Machinery and equipment                                      35,677             32,083
     Automobiles                                                     759                708
-------------------------------------------------------------------------------------------
                                                                  48,818             45,536
     Less accumulated depreciation                               (23,797)           (20,026)
-------------------------------------------------------------------------------------------
                                                                  25,021             25,510
Investments                                                          954                920
Intangible assets, net                                            97,048             83,426
Other assets                                                      31,649             28,282
Non-current deferred income taxes                                 31,425             33,002
-------------------------------------------------------------------------------------------
Total assets                                                   $ 385,657          $ 319,161
-------------------------------------------------------------------------------------------
LIABILITIES
Current liabilities:
Notes payable and lines of credit                              $  11,731          $  50,207
Current maturities of long-term debt                               7,586             16,687
Accounts payable                                                   4,684              7,332
Income taxes payable                                               2,473              3,898
Accrued expenses                                                  50,094             38,770
-------------------------------------------------------------------------------------------
         Total current liabilities                                76,568            116,894
Long-term debt, less current maturities                           60,650             12,300
Deferred income taxes                                               --                  121
Product liability litigation, less current portion                33,970             48,000
Minority interest                                                  3,171              2,020

Commitments and contingencies

STOCKHOLDERS' EQUITY
Preferred stock, no par value, 5,000,000 shares
   authorized, no shares outstanding
Common stock, no par value, 150,000,000 shares
   authorized; 25,867,749 and 25,094,277 shares issued
  (including 685,908 shares held in treasury
   at December 31, 1997 and 1996, respectively)                   74,014             52,994
Retained earnings                                                154,828             98,044
Cumulative translation adjustment                                 (4,294)             2,542
-------------------------------------------------------------------------------------------
                                                                 224,548            153,580
Less:
     Cost of common stock held in treasury                        (9,985)            (9,985)
     Unearned compensation                                          --                  (54)
     Stockholder notes receivable                                 (3,265)            (3,715)
-------------------------------------------------------------------------------------------
         Total stockholders' equity                              211,298            139,826
-------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                     $ 385,657          $ 319,161
-------------------------------------------------------------------------------------------

         The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
SOFAMOR DANEK GROUP, INC. AND SUBSIDIARIES

                                                                          (in thousands, except per share data)
                                                                            for the years ended December 31,
------------------------------------------------------------------------------------------------------------------
                                                                      1997               1996               1995
------------------------------------------------------------------------------------------------------------------
Revenues                                                           $ 312,902          $ 244,525          $ 188,799

Cost of goods sold                                                    58,068             45,005             40,309
------------------------------------------------------------------------------------------------------------------

Gross profit                                                         254,834            199,520            148,490

Operating expenses:
     Selling, general and administrative                             145,414            116,729             89,847
     Research and development                                         19,747             15,926             13,980
     License agreement acquisition charge                               --                 --               45,337
     Product liability litigation charge                                --               50,000               --
------------------------------------------------------------------------------------------------------------------
Total operating expenses                                             165,161            182,655            149,164
------------------------------------------------------------------------------------------------------------------

Income (loss) from operations                                         89,673             16,865               (674)
Other income                                                               5                913              2,533
Interest expense                                                      (5,539)            (3,744)            (2,794)
------------------------------------------------------------------------------------------------------------------
Income (loss) before provision (benefit) for and charge in
   lieu of income taxes and minority interest                         84,139             14,034               (935)

Provision (benefit) for and charge in lieu of income taxes            25,073              1,293             (6,319)
------------------------------------------------------------------------------------------------------------------

Income before minority interest                                       59,066             12,741              5,384

Minority interest                                                     (2,282)            (1,474)              (417)
------------------------------------------------------------------------------------------------------------------

Net income                                                         $  56,784          $  11,267          $   4,967

Net income per share - diluted                                     $    2.12          $    0.44          $    0.20

Net income per share - basic                                       $    2.29          $    0.46          $    0.21
------------------------------------------------------------------------------------------------------------------

         The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
SOFAMOR DANEK GROUP, INC. AND SUBSIDIARIES

(in thousands, except for shares)

                                                                          Foreign
                                                                          Currency              Unearned   Stockholders'
                                    Number of     Common     Retained    Translation  Treasury  Compen-       Notes
                                     Shares        Stock     Earnings     Adjustment   Stock    sation      Receivable      Total
----------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1995          23,754,804     $41,271    $ 81,810    $ 2,922      $(9,736)  $(620)       $(4,191)     $111,456
Common stock issued                     7,241         146                                                                      146
Exercise of stock options             231,653       2,481                                                                    2,481
Income tax benefit from
  vesting of restricted stock &                       934                                                                      934
  stock options exercised
Unearned compensation
  amortization                                                                                    299                          299
Stockholders' notes                                                                                               26            26
  receivable
Net income                                                      4,967                                                        4,967
Cumulative translation
  adjustment                                                               2,620                                             2,620
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995        23,993,698      44,832      86,777      5,542       (9,736)   (321)        (4,165)      122,929
Common stock issued                     4,702         137                                   5                                  142
Repurchase of common stock             (7,775)                                           (254)                                (254)
Exercise of stock options             417,744       5,437                                                                    5,437
Income tax benefit from
  vesting of restricted stock &                     2,588                                                                    2,588
  stock options exercised
Unearned compensation
  amortization                                                                                    267                          267
Stockholders' notes                                                                                              450           450
  receivable
Net income                                                     11,267                                                       11,267
Cumulative translation
  adjustment                                                              (3,000)                                           (3,000)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1996        24,408,369      52,994      98,044      2,542       (9,985)    (54)        (3,715)      139,826
Common stock issued                    10,000         593                                                                      593
Exercise of stock options             763,472      13,103                                                                   13,103
Income tax benefit from
  vesting of restricted stock &                     7,324                                                                    7,324
  stock options exercised
Unearned compensation
  amortization                                                                                     54                           54
Stockholders' notes                                                                                              450           450
  receivable
Net income                                                     56,784                                                       56,784
Cumulative translation
  adjustment                                                              (6,836)                                           (6,836)
----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1997        25,181,841     $74,014    $154,828    $(4,294)     $(9,985)    --         $(3,265)     $211,298
==================================================================================================================================


         The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SOFAMOR DANEK GROUP, INC. AND SUBSIDIARIES

                                                                                   (in thousands)
                                                                          for the years ended December 31,
----------------------------------------------------------------------------------------------------------------
                                                                       1997              1996             1995
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                          $ 56,784          $ 11,267          $  4,967
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                    16,629            10,374             7,857
     Provision for doubtful accounts receivable                          504               705               366
     Deferred income tax benefit                                      (1,710)          (18,678)          (15,955)
     License agreement acquisition charge                               --                --              45,215
     Loss on disposal of equipment                                        94                94                 6
     Equity loss in unconsolidated affiliate                            --                  49              --
     Minority interest                                                 2,282             1,474               417
Changes in assets and liabilities, net of acquisitions:
     Accounts receivable                                             (25,007)          (19,606)          (12,456)
     Other receivables                                               (12,794)           (6,968)           (6,515)
     Inventories                                                     (17,489)           (9,777)            2,867
     Prepaid expenses                                                     77            (1,142)           (2,130)
     Prepaid income taxes                                             (3,054)            2,647               902
     Other assets                                                     (3,328)          (26,709)           (1,819)
     Accounts payable                                                 (2,120)             (357)            2,006
     Accrued income taxes                                              6,349             6,186             1,440
     Accrued expenses                                                  6,206            13,353             3,553
     Product liability litigation                                     (7,424)           48,000              --
----------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                    15,999            10,912            30,721
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Purchase of short-term investments                                 (347)             (116)          (18,284)
     Proceeds from maturities of short-term investments                  405             1,899            17,633
     Proceeds from sale of equipment                                     774                34                19
     Payments for purchase of property, plant and equipment          (10,293)           (7,110)           (4,604)
     Purchase of intangible assets                                   (22,746)          (18,538)           (8,893)
     Increase in notes receivable, other                              (1,716)             --                 (27)
     Repayments of notes receivable, other                               358                85               102
     Acquisitions, net of cash acquired                               (1,420)          (33,953)             --
     Payments for investment                                            --                --              (2,585)
     Investment in unconsolidated affiliates                            (146)             --                --
     Purchase of minority interest                                      (483)           (1,965)             --
----------------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                       (35,614)          (59,664)          (16,639)
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Increase in short-term borrowings                                36,243            43,839             3,146
     Proceeds from long-term debt                                     19,678               871               172
     Repayment of long-term debt                                     (52,438)          (10,353)          (12,954)
     Repayment of stockholders' notes receivable                         450               450                26
     Proceeds from issuance of common stock                           13,103             5,574             2,627
     Capital contribution by minority shareholders                       148               489              --
----------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities             17,184            40,870            (6,983)
----------------------------------------------------------------------------------------------------------------

SOFAMOR DANEK GROUP, INC. AND SUBSIDIARIES

                                                                         (in thousands)
                                                                 for the years ended December 31,
------------------------------------------------------------------------------------------------------
                                                            1997              1996              1995
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                      2,330              (618)             (156)
------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents              (101)           (8,500)            6,943
Cash and cash equivalents, beginning of period               2,830            11,330             4,387
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                  $  2,729          $  2,830          $ 11,330
------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest               $  5,901          $  4,605          $  1,103
     Cash paid during the year for income taxes           $ 23,116          $ 11,015          $  7,204
------------------------------------------------------------------------------------------------------


Supplemental schedule of non-cash investing and financing activities:


- In 1997, 1996 and 1995, net income tax benefits of $7,324, $2,588 and $934, respectively, were realized by the Company as a result of certain common stock options being exercised and the vesting of certain restricted common stock, reducing accrued federal and state income taxes payable and increasing common stock.

- During 1995, the Company incurred a liability of $45,215 in connection with the acquisition of a license agreement.

         The accompanying notes are an integral part of the consolidated financial statements.

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
SOFAMOR DANEK GROUP, INC. AND SUBSIDIARIES
(IN THOUSANDS, EXCEPT FOR SHARES AND PER SHARE DATA)

1.       ORGANIZATION, BASIS OF PRESENTATION AND NATURE OF OPERATIONS

         ORGANIZATION

         The consolidated financial statements of Sofamor Danek Group, Inc. (the "Company") include the accounts of the Company and its subsidiaries over which it maintains control. Minority interest represents minority shareholders' proportionate share of their equity ownership in the subsidiaries. All significant intercompany balances, transactions and profits have been eliminated in consolidation.

         BASIS OF PRESENTATION

         The consolidated financial statements are prepared on the basis of generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 1997 and 1996 and reported amounts of revenues and expenses for each of the three years in the period ended December 31, 1997. Significant estimates include those made for product liability litigation, the allowance for doubtful accounts, inventory reserves for excess, obsolete and damaged products, and accumulated depreciation and amortization. Actual results could differ from those estimates made by management.

         NATURE OF OPERATIONS

         The Company is primarily involved in developing, manufacturing and marketing devices, instruments, computer-assisted visualization products and biomaterials used in the treatment of spinal and cranial disorders. The Company has subsidiaries located throughout North America, Europe, Asia and Australia and has manufacturing facilities located in Indiana, Florida, Colorado and France. Products are sold primarily to hospitals, either directly or through distributors.

         A significant portion of the Company's revenue is derived from its international operations. As a result, the Company's operations and financial results could be affected by international factors such as changes in foreign currency exchange rates or weak economic conditions in the international markets in which the Company distributes its products. In addition, inherent in the accompanying consolidated financial statements are certain risks and uncertainties. These risks and uncertainties include, but are not limited to: timely development and acceptance of new products, impact of competitive products, timely receipt of regulatory clearances required for new products, regulation of current products, potential impact on healthcare cost containment proposals on profitability, product obsolescence, the availability of product liability insurance, disposition of certain litigation matters and cash balances in excess of federally insured limits.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH EQUIVALENTS

         The Company considers all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

         OTHER RECEIVABLES

         Other receivables consist primarily of amounts due from insurance carriers under the Company's product liability policies.

         INVENTORIES AND LOANER INVENTORIES

         Inventories and loaner inventories are stated at the lower of cost (determined principally by the first-in, first-out method) or market. The Company maintains a reserve for its estimate of excess, obsolete and damaged goods based on historical and forecasted usage.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment, including certain equipment acquired under capital leases, are stated at cost. Property and equipment are depreciated on a straight-line basis over their estimated useful lives which range from 3 to 40 years. Assets acquired under capital leases are amortized over the term of the underlying lease. Amortization expense of assets under capital leases and depreciation expense for the years ended December 31, 1997, 1996 and 1995 totaled $7,011, $5,449 and $4,366, respectively.

         Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, both the related cost and accumulated depreciation accounts are relieved and the related gain or loss is credited or charged to operations.

         INVESTMENTS

         Investments represent the Company's investments in unconsolidated affiliates. Investments over which the Company exerts significant influence, but does not control the financial and operational direction, are accounted for using the equity method of accounting. All other investments are recorded at cost.

      REVENUE RECOGNITION

      The Company derives revenues from both sales of products and certain service functions. Sales are recognized primarily upon the shipment of products to the customer or distributor. The revenues from services are recognized at the time services are rendered.

      Concentration of credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base. The Company performs ongoing credit evaluations and provides an allowance for potential credit losses against the portion of accounts receivable which is estimated to be uncollectible. Such losses have historically been within management's expectations.

      INTEREST RATE SWAP AGREEMENTS

      During 1997, the Company entered into certain interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. The agreements are contracts to exchange floating rate for fixed interest payments periodically over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate agreements are used to measure the interest to be received or paid and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate agreements is recognized as an adjustment to interest expense.

      INCOME TAXES

      The provision for income taxes and corresponding balance sheet accounts are determined in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax liabilities and assets are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes.

      The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

      FOREIGN CURRENCY TRANSLATION

      All balance sheet accounts denominated in a foreign currency are translated into U.S. dollars at the current exchange rate as of the end of the accounting period. Income statement items are translated at weighted-average currency exchange rates. The Company will continue to be exposed to the effects of foreign currency translation adjustments. Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are included in net income and amounted to a net loss in 1997 of $2,012 and net gains during 1996 and 1995 of $632 and $827, respectively. Gains and losses relative to intercompany foreign currency transactions, for which settlement is not planned or anticipated in the foreseeable future, are excluded from net income and reflected as cumulative translation adjustments.

3.    INVENTORIES AND LOANER INVENTORIES

      Net inventories at December 31, 1997 and 1996 consist of the following:

       -----------------------------------------------------------------------
                                                 1997                1996
       -----------------------------------------------------------------------
       Finished goods                            $35,029             $28,260
       Work-in-process                             3,405               2,961
       Raw materials                               2,141               2,262
       -----------------------------------------------------------------------

       Inventories                               $40,575             $33,483
       -----------------------------------------------------------------------

       Loaner set inventories                    $21,511             $14,123
       -----------------------------------------------------------------------

      Loaner set inventories consist of inventory items on loan or available to be loaned to customers.

4.    ACQUISITIONS

      The Company completed one acquisition in 1997 and four acquisitions in 1996. These acquisitions have been accounted for utilizing the purchase method of accounting. Accordingly, the results of operations of the acquired businesses, which are not significant to the Company's consolidated results of operations, have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

      In December 1997, the Company acquired certain net assets of MAN Ceramics GmbH, a privately held company located in Germany. MAN Ceramics designs, manufactures and markets carbon fiber interbody fusion devices.

      In December 1996, the Company acquired all of the capital stock of Colorado S.A., a privately held company located in France. Colorado, S.A. designs and markets certain spinal devices used in the surgical treatment of deformities and lumbar disorders of the spine.

      In July 1996, the Company acquired all of the capital stock of MedNext, Inc., a privately held company located in West Palm Beach, Florida that designs, manufactures and markets powered surgical instrumentation and accessories for surgical specialties.

      In July 1996, the Company acquired the net assets of TiMesh, Inc., a privately held company located in Las Vegas, Nevada. The net assets acquired are used in the design, manufacture, and marketing of titanium plates and titanium alloy screws.

      In March 1995, the Company purchased 19.5% of the outstanding stock of Surgical Navigation Technologies, Inc. ("SNT"), a privately held company located in Broomfield, Colorado. In conjunction with the purchase, the Company acquired the exclusive worldwide license to manufacture and distribute SNT products relating to frameless stereotactic surgery in the spinal and neurological fields. In May 1996, the Company acquired the remaining 80.5% of the outstanding stock of SNT.

      The purchase agreements for two of these acquisitions contain provisions which provide for contingent payments to the former shareholders of each entity based upon certain calculations relative to revenues and earnings, as defined, through 1999. Such payments will be reflected as purchase price adjustments. The Company recorded adjustments to the purchase price of these acquisitions of $5,072 and $4,174, in 1997 and 1996, respectively. The Company is unable to determine whether such payments will be required for the years 1998 and 1999.

      The estimated fair values assigned to the assets and liabilities acquired were as follows:

       ------------------------------------------------------------------------------------
                                                                       1997       1996
       ------------------------------------------------------------------------------------
       Total consideration paid                                      $ 1,420     $ 38,796*
       Fair value of liabilities assumed                                  --        6,935
       Fair value of tangible and identifiable assets acquired        (1,420)     (11,528)
       ------------------------------------------------------------------------------------
             Goodwill at acquisition date                                 --       34,203
       Adjustments to purchase price                                   5,072        4,174
       ------------------------------------------------------------------------------------
             Additions to goodwill                                   $ 5,072     $ 38,377
       ------------------------------------------------------------------------------------

      *  Includes $2,585 paid in 1995.

5.    INTANGIBLE ASSETS

      Identifiable intangible assets and goodwill are recorded and amortized over their estimated economic lives or periods of future benefit. The Company amortizes goodwill on a straight-line basis over the estimated period of benefit ranging from 15 to 20 years. Other identifiable purchased intangible assets are amortized on a straight-line basis over their estimated period of benefit ranging from 1 to 12 years. The lives established for these assets are a composite of many factors which are subject to change because of the nature of the Company's operations. This is particularly true for goodwill which reflects value attributable to the going concern nature of acquired businesses, the stability of their operations, market presence and reputation. Accordingly, the Company evaluates the continued appropriateness of these lives and recoverability of the carrying value of such assets based upon the latest available economic factors and circumstances, compared with the undiscounted cashflows associated with the underlying asset. Impairment of value, if any, is recognized in the period in which it is determined. The Company does not believe that there are any facts or circumstances indicating impairment of identifiable intangible assets and goodwill, at December 31, 1997.

      A summary of intangible assets at December 31, is as follows:

       ----------------------------------------------------------------------------
                                                   1997              1996
       ----------------------------------------------------------------------------
       Goodwill                                $  46,125           $ 41,957
       Patents                                    39,865             33,960
       Trademarks                                  1,897              1,767
       License agreements                         12,062              9,009
       Non-compete agreements                     15,888              6,528
       Other                                       1,378              3,770
       ----------------------------------------------------------------------------
                                                 117,215             96,991
       Less: accumulated amortization            (20,167)           (13,565)
       ----------------------------------------------------------------------------
                                               $  97,048           $ 83,426
       ----------------------------------------------------------------------------

6.    LICENSE AGREEMENT ACQUISITION CHARGE

      During 1995, the Company entered into a license agreement (the "Agreement") with Genetics Institute, Inc. ("G.I.") to provide biological products for use in spinal applications. The Agreement provides exclusive North American distribution rights to the Company and requires annual payments through 1998 totaling $50,000. The Company charged $45,337 to operations during 1995 as purchased research and development. This charge represents the net present value of the total required payments pursuant to the Agreement plus related transaction costs. The liability recorded at December 31, 1997 represents the present value of the Company's remaining obligation under the terms of the Agreement.

7.    FOREIGN OPERATIONS

      The Company operates in predominately one industry. A summary of the Company's operations by geographical areas for the three years ended December 31, 1997, is set forth below:

       -----------------------------------------------------------------------------------
                                                 1997             1996             1995
       -----------------------------------------------------------------------------------
       REVENUES:
          North America                        $ 243,094        $ 189,831        $ 147,025
          Europe/Asia                             87,493           70,410           49,260
          Eliminations                           (17,685)         (15,716)          (7,486)
       -----------------------------------------------------------------------------------
            Total revenues                     $ 312,902        $ 244,525        $ 188,799
       -----------------------------------------------------------------------------------

       INCOME (LOSS) BEFORE TAXES AND
          MINORITY INTERESTS:
            North America                      $  62,193        $   1,244        $  (5,995)
            Europe/Asia                           21,946           12,790            5,060
       -----------------------------------------------------------------------------------
            Total income (loss) before
            taxes and minority interests       $  84,139        $  14,034        $    (935)
       -----------------------------------------------------------------------------------

      Included in income (loss) before taxes and minority interest was a product liability litigation charge of $50,000 in North America during 1996 and a license agreement acquisition charge of $45,337 in North America during 1995.

       -------------------------------------------------------------------
                                              1997             1996
       -------------------------------------------------------------------
       IDENTIFIABLE ASSETS:
          North America                    $ 319,606        $ 270,697
          Europe/Asia                         85,184           67,421
          Eliminations                       (21,898)         (21,898)
       -------------------------------------------------------------------
           Total identifiable assets         382,892          316,220
           Corporate assets                    2,765            2,941
       -------------------------------------------------------------------
           Total assets                    $ 385,657        $ 319,161
       -------------------------------------------------------------------

      Corporate assets are composed of cash, cash equivalents and short-term investments.

      The following amounts are included in the consolidated financial statements for international subsidiaries:

      --------------------------------------------------------------------------
                                            1997          1996          1995
      --------------------------------------------------------------------------
      Current assets:                      $63,761       $52,240       $40,499
      Property, plant and equipment,(net)   11,482        12,141        10,496
      Intangible assets, (net)              12,921         6,303         5,909
      Other assets, not itemized             1,985         2,629         1,561
      --------------------------------------------------------------------------
                                            90,149        73,313        58,465
      --------------------------------------------------------------------------
      Current liabilities:                  24,104        33,343        18,240
      Net intercompany balance              25,661         8,430         8,853
      Long-term liabilities                  3,111         2,416         1,396
      --------------------------------------------------------------------------
                                            52,876        44,189        28,489
      --------------------------------------------------------------------------
      Net assets                           $37,273       $29,124       $29,976
      --------------------------------------------------------------------------

8.    NOTES PAYABLE AND LINES OF CREDIT

      At December 31, 1997 and 1996, the Company had a loan agreement with a syndicate of U.S. banks, which provided for borrowings of up to $100,000 and $50,000, respectively, under a revolving line of credit. The Company can borrow funds under the loan agreement denominated in U.S. Dollars, French Francs, or Japanese Yen. U.S. Dollar, French Franc, and Japanese Yen borrowings under the line of credit bear interest at rates of 0.625% above each of the 30-day adjusted LIBOR rate (5.7188% at December 31, 1997), PIBOR rate (3.5664% at December 31, 1997) and TIBOR rate (1.0007% at December 31, 1997), respectively, and interest is payable monthly. The Company must also pay a quarterly fee of 0.125% per annum on the unused portion of the commitment. The loan agreement contains covenants which include certain restrictions, such as minimum levels of tangible net worth and maintenance of a certain debt service coverage ratio. The Company had the equivalent of $55,573 and $35,087 outstanding under the revolving line of credit at

      December 31, 1997 and 1996, respectively. During July, 1997, the Company renegotiated its uncollateralized revolving line of credit. The revision extended the maturity of this instrument to July 2000. At December 31, 1997, the balance sheet of the Company reflected the outstanding balance as long-term debt.

      As of December 31, 1997, the Company had entered into interest rate swap agreements with certain financial institutions. The agreements effectively fix the interest rate on floating rate debt at a rate of 7.625% and 6.965% for notional principal amounts of $12,000 and $18,000, respectively.

      At December 31, 1997, the Company also had loan agreements with various international banks. The aggregate maximum borrowings available under these committed lines of credit were equivalent to approximately $15,925 and bear interest at rates ranging from 0.25% to 20.0%. The Company had approximately $11,731 and $15,120, outstanding under the revolving lines of credit and various other short-term borrowings at December 31, 1997 and 1996, respectively.

      The Company's weighted average interest rate on lines of credit and short-term borrowings was approximately 6.4% and 6.5% at December 31, 1997 and 1996, respectively.

      The Company has two stand-by letters of credit totaling $3,700. Amounts available under the Company's $100,000 revolving line of credit are reduced by the letters of credit.

9.    LONG-TERM DEBT

      In connection with the G.I. Agreement, the Company has recorded long-term debt equal to the net present value of the future annual payments (calculated at inception based on the Company's implicit borrowing rate of 6.75%). Interest expense is recognized ratably over the term of the agreement. The Company recognized interest expense of $1,012, $1,880, and $1,650 relative to this agreement during 1997, 1996 and 1995, respectively.

      Long-term debt at December 31, 1997 and 1996 consists of:

       -----------------------------------------------------------------------------
                                                           1997             1996
       -----------------------------------------------------------------------------

       Amounts payable under line of credit              $55,573               -
       Present value of amounts due under the G.I.         7,026       $  22,998
       Agreement
       Subordinated note (convertible into 178,571
          shares of common stock)                          4,500           4,500
       Various term loans with banks at fixed
          interest rates from 0% to 8% maturing from
          1998 to 2001 with annual installments              301             639
          ranging from $10 to $212
       Capital lease obligations                             836             850
       -----------------------------------------------------------------------------
                                                          68,236          28,987
             Less current maturities                      (7,586)        (16,687)
       -----------------------------------------------------------------------------
                                                         $60,650       $  12,300
       -----------------------------------------------------------------------------





      At December 31, 1997, aggregate required principal payments of long-term debt, including capitalized lease obligations, are as follows:

       1998                                                          $    7,586
       1999                                                                 383
       2000                                                              55,751
       2001                                                                  16
       2002                                                                   -
       Thereafter                                                         4,500
       -------------------------------------------------------------------------
                                                                       $  68,236
       -------------------------------------------------------------------------

10.   MINORITY INTERESTS

      In February 1996, the Company established Kobayashi Sofamor Danek K.K. ("KSD") in Japan. The Company and Kobayashi Pharmaceutical Co., Ltd. ("KPC") each hold a 50% interest in KSD; however, the Company controls the financial and operational direction of KSD through voting control of the board of directors. KSD sells the Company's products exclusively to KPC. During 1996 and 1997, the Company made prepayments totaling $28,700 of commissions to KPC under a thirty year agreement. The Company is amortizing the balance based upon sales to KPC. The Company has recorded an aggregate of $27,763 and $26,338 included in prepaid expenses and other assets, which represents the unamortized portion of the prepayment at December 31, 1997 and 1996, respectively.

      In November 1996, the Company established Sofamor Danek Korea Co., Ltd. ("SDK") in Korea. The Company and Joint Medical Company ("JMC") each hold a 50% interest in SDK; however, the Company controls the financial and operational direction of SDK through voting control of the board of directors. SDK sells the Company's products primarily to JMC.

      During 1997 and 1996, in the aggregate, the Company recorded sales of $33,626 and $28,843, respectively, to KPC and JMC. At December 31, 1997 and 1996, the Company had total receivables, in the aggregate, of $11,320 and $8,498, respectively, from KPC and JMC.

11.   INCOME TAXES

      The provision (benefit) for income taxes for the years ended December 31, is as follows:

       --------------------------------------------------------------------------------
                                         U.S.
                                         FEDERAL      STATE      FOREIGN       TOTAL
       --------------------------------------------------------------------------------
       1997
       Current                          $ 12,217    $   678      $ 6,098      $18,993
       Deferred                            1,480      1,100       (3,824)      (1,244)
       --------------------------------------------------------------------------------
                                          13,697      1,778        2,274       17,749
       Charge in lieu of income taxes      7,093        231            -        7,324
       --------------------------------------------------------------------------------
                                        $ 20,790    $ 2,009     $  2,274     $ 25,073
       --------------------------------------------------------------------------------

       1996
       Current                          $ 11,062    $ 1,387     $  4,676     $ 17,125
       Deferred                          (16,010)    (2,837)         427      (18,420)
       --------------------------------------------------------------------------------
                                          (4,948)    (1,450)       5,103       (1,295)
       Charge in lieu of income taxes      2,239        349            -        2,588
       --------------------------------------------------------------------------------
                                        $ (2,709)   $(1,101)    $  5,103     $  1,293
       --------------------------------------------------------------------------------
       1995
       Current                            $7,587    $   805     $    670     $  9,062
       Deferred                          (16,141)      (171)          (3)     (16,315)
       --------------------------------------------------------------------------------
                                          (8,554)       634          667       (7,253)
       Charge in lieu of income taxes        794        140            -          934
       --------------------------------------------------------------------------------
                                        $ (7,760)   $   774     $    667     $ (6,319)
       --------------------------------------------------------------------------------

      Charges in lieu of income taxes were recorded by the Company as a result of certain common stock options being exercised and the vesting of certain restricted common stock.

      An analysis of the net deferred income tax asset at December 31, is as follows:

       ---------------------------------------------------------------------------------------
                                                                     1997            1996
       ---------------------------------------------------------------------------------------
       Current deferred income tax assets:
          Accounts receivable                                     $     100         $  356
          Inventory                                                   6,574          3,680
          Other                                                       1,339          1,276
       ---------------------------------------------------------------------------------------
             Total current deferred income tax assets                 8,013          5,312
       ---------------------------------------------------------------------------------------
       Non-current deferred income tax assets:
          Product liability litigation                               16,985         17,500
          License agreement                                          12,959         14,017
          Other                                                       1,481          1,485
       ---------------------------------------------------------------------------------------
             Total non-current deferred income tax assets            31,425         33,002
       ---------------------------------------------------------------------------------------
             Total deferred income tax assets                     $  39,438        $38,314
       ---------------------------------------------------------------------------------------
       Non-current deferred income tax liabilities:
          Property, plant and equipment                                   -        $   121
       ---------------------------------------------------------------------------------------
             Total non-current deferred income tax  liabilities   $       -        $   121
       ---------------------------------------------------------------------------------------

      No valuation allowance was recorded since sufficient taxable income exists in available carryback periods to fully recognize these net deferred tax assets.

      A reconciliation of federal statutory and effective income tax rates is as follows:

        ---------------------------------------------------------------------------
                                                  1997         1996        1995
        ---------------------------------------------------------------------------
        Statutory U.S. federal income tax rate    35.0%        35.0%        35.0%

        Effect of:
           Foreign operations                     (5.8)       (12.3)       732.7
           State income taxes, net of income       1.3         (7.3)       (46.2)
             tax benefit
           Tax credits                            (0.7)        (2.0)        20.5
           Nondeductible amortization              0.6         (4.2)         -
           Other, net                             (0.6)         -          (66.2)
        ---------------------------------------------------------------------------

        Effective rate                            29.8%         9.2%       675.8%
        ---------------------------------------------------------------------------

12.   RELATED PARTY TRANSACTIONS

      At December 31, 1995, the Company had loans of $4,165 to the Company's Chairman and Chief Executive Officer ("Chairman") for the purchase of common stock of the Company and for personal income taxes resulting from the exercise of common stock options and the vesting of certain restricted stock. Interest was charged at the applicable short-term federal rates as prescribed by the Internal Revenue Service and was due annually. During 1996, the Company's Board of Directors approved an amendment to the Chairman's loan forgiveness arrangements providing for forgiveness of the loans and the related compensation expense in equal increments beginning in 1996 through 2005 and for paying all future applicable taxes and interest on the loans. This forgiveness is conditional upon the Chairman remaining continuously employed by the Company for the next ten years and certain performance criteria. In the event of a change in control of the Company, the loans are immediately forgiven. The balance of the loans at December 31, 1997 and 1996 was $3,265 and $3,715, respectively. The loans are collateralized by 200,000 shares of common stock.

13.   COMMITMENTS AND CONTINGENCIES

      The Company and its subsidiaries lease certain equipment and facilities under non-cancelable operating leases expiring in 2008. The future annual minimum rent payments under these leases at December 31, 1997 are as follows:

       ------------------------------------------------------------------------
       YEAR
       ------------------------------------------------------------------------

       1998                                                         $    2,754
       1999                                                              2,334
       2000                                                              1,097
       2001                                                              1,049
       2002                                                              1,016
       Thereafter                                                        4,850
       ------------------------------------------------------------------------
                                                                     $  13,100
       ------------------------------------------------------------------------

      Rent expense for 1997, 1996 and 1995, including month-to-month leases, was approximately $2,975, $1,914 and $903, respectively.

      The Company has agreements with certain entities which provide the Company the rights to manufacture and market certain spinal system products developed and patented by these entities. The agreements generally provide for royalty payments ranging from 1% to 10% of the net selling prices (as defined by the agreements) of all such products sold or for required royalty payments based on a predefined fee. These agreements are in force as long as the Company sells the related products. Royalty expense was $9,134, $6,768 and $5,907 in 1997, 1996 and 1995, respectively.

      In 1996, the IRS began an examination of the Company's federal income tax returns. The years under examination are 1993, 1994 and 1995. Management believes that the resolution of any issues that may be developed as a result of the examination will not have a significant impact on the Company's results of operations or financial condition.

14.   LITIGATION

      The Company is involved from time to time in litigation on various matters which are routine to the conduct of this business, including product liability and intellectual property cases.

      PRODUCT LIABILITY LITIGATION

      Beginning in 1994, the Company and other spinal implant manufacturers were named as defendants in a number of product liability lawsuits brought in various federal and state courts around the country. These lawsuits allege that plaintiffs were injured by spinal implants manufactured by the Company and others. The essence of the plaintiff's claims appears to be that the Company (including Sofamor and its former U.S. distributor) marketed some of its spinal systems for pedicle fixation in contravention of FDA rules and regulations (governing marketing and labeling of medical devices), that pedicle fixation has not been proven safe and effective in the context of FDA labeling standards, that some or all of the spinal systems are defectively designed and manufactured and that plaintiffs have suffered a variety of injuries as a result of their physicians' use of such systems in pedicle fixation. The Company has also been named as a defendant in a number of lawsuits instituted by plaintiffs who have received spinal implants manufactured by other manufacturers and in which the Company is alleged to have participated in a conspiracy among doctors, manufacturers, hospitals, teaching institutions, professional societies and others to promote, in violation of applicable law, the use of spinal implants.

      In a number of cases, plaintiffs have sought to proceed as representatives of classes of spinal implant recipients. All efforts to obtain class certification have been denied or withdrawn, except with respect to a class-action settlement entered into between the plaintiffs and another spinal implant manufacturer, AcroMed Corporation (see below under the heading entitled "AcroMed Corporation Settlement"). Some plaintiffs have filed individual lawsuits, whereas other lawsuits list multiple plaintiffs and, in certain instances, multiple lawsuits have been filed on behalf of the same individual plaintiffs. Plaintiffs typically seek relief in the form of monetary damages, often in unspecified amounts. Many of the plaintiffs only allege as monetary damage an amount in excess of the jurisdictional minimum for the court in which the case has been filed. A few suits also name as defendants various officers and directors of the Company.

      As of December 31, 1997, approximately 2,800 plaintiffs were joined in lawsuits against the Company. The Company is also named as a defendant of lawsuits involving about 2,600 claimants where the Company is alleged to have conspired with competitors and others illegally to promote the use of spinal implant systems.

      The Company believes that it has defenses, including, without limitation, defenses based upon the failure of a cause of action to exist where no malfunction of the implant has occurred or the plaintiff has suffered no injury attributable to the Company's product, the expiration of the applicable statute of limitations and the learned intermediary defense. The

      Company has asserted and will continue to assert these defenses primarily through the filing of dispositive motions. The Company believes that all product liability lawsuits currently pending against it are without merit and will continue to defend against them vigorously.

      FEDERAL MULTIDISTRICT LITIGATION (MDL 1014)

      On August 4, 1994, the Federal Judicial Panel for Multidistrict Litigation ordered all federal court lawsuits to be transferred to and consolidated for pretrial proceedings, including the determination of class certification, in the United States District Court for the Easter District of Pennsylvania in Philadelphia (the "Multidistrict Litigation"). Lawsuits filed in federal court after August 4, 1994 have also been transferred to and consolidated in the Multidistrict Litigation in the Easter District of Pennsylvania. In addition, a number of lawsuits filed in state courts around the country were removed to federal courts and then transferred into the Multidistrict Litigation. On February 22, 1995, Chief Judge Emeritus, Louis C. Bechtle, denied class certification. A large number of plaintiffs filed individual lawsuits as a result of the denial of class certification. In some instances, lawsuits that had been removed and transferred into the Multidistrict Litigation have been remanded to the state courts in which they were filed because there was no federal court jurisdiction. As of December 31, 1997, the Company is a defendant in approximately 920 individual claims and 1,065 conspiracy claims consolidated in the Multidistrict Litigation. On April 16, 1997, Judge Bechtle dismissed conspiracy claims alleging fraud on the FDA, but deferred the remaining conspiracy claims for later consideration by the federal trial courts to whom the cases will be remanded for trial.

      Discovery has been completed in a number of the federal court cases and is continuing in the remainder. A small number of cases have been transferred to the federal courts in which they were filed for further proceedings and trial. Judge Bechtle has begun the process of transferring the remaining federal court cases to various federal courts throughout the United States. As of December 31, 1997, the Federal Judicial Panel on Multidistrict Litigation ordered the remand of approximately 210 cases to transferor courts for further proceedings. It is not now possible to determine when the first federal court cases will be tried.

      STATE COURT LITIGATION

      A number of cases filed in state courts were not eligible for removal and transfer into the Multidistrict Litigation. As of December 31, 1997, there were approximately 1,800 individual claims pending against the Company in several courts around the country, principally in Tennessee, Oklahoma, Texas and Pennsylvania. In addition, there were approximately 1,600 conspiracy claims pending in state courts.

      Approximately 1,550 plaintiffs who had joined together in several complaints which had been removed to the Multidistrict Litigation proceedings have had their cases remanded to the state court in Memphis, Tennessee, where they were originally filed when it was determined that the federal court lacked jurisdiction over their claims. The presiding state court judge in Memphis has established a case management plan which calls for the preparation of eight representative cases for preparation and trial.

         Discovery is proceeding in all remaining state court cases. Some state cases have been given trial dates in 1998. It is anticipated that a number of other state court cases around the country may be scheduled for trial in 1998, although delays in trial dates are common. Trials in the Memphis proceedings are scheduled to begin in 1998.

         ACROMED CORPORATION SETTLEMENT

         In December 1996, AcroMed Corporation ("AcroMed"), a spinal implant manufacturer and a defendant in many of the cases pending in the Multidistrict Litigation, and the Plaintiff's Legal Committee in the Multidistrict Litigation announced that they had entered into a conditional settlement regarding all product liability claims involving the use of AcroMed devices to achieve pedicular fixation with screws in spinal fusion surgery. Under the terms of the settlement, AcroMed will establish a settlement fund consisting of $100 million in cash plus the proceeds of its product liability insurance policies. In January 1997, the parties submitted a formal class settlement agreement and related documentation for approval by Judge Bechtle. By order dated October 17, 1997, Judge Bechtle certified the proposed settlement class and approved the proposed settlement. All federal and court proceedings involving AcroMed devices have been stayed pending final jurisdictional consideration of the proposed settlement.

         INSURANCE

         Several insurance carriers have asserted reservation of rights concerning the scope and timing of the Company's remaining insurance coverage, but have not denied insurance coverage by the Company. Three of the carriers, Royal Surplus Lines Insurance Company ("Royal"), Steadfast Insurance Company ("Steadfast") and Agricultural Excess and Surplus Insurance Company ("Agricultural"), have each filed declaratory judgment actions against the Company seeking clarification of their rights and obligations, if any, under their respective policies. Neither Royal nor Agricultural has paid amounts due to the Company; Steadfast has paid only a portion of the amounts due to the Company. The Royal and Steadfast lawsuits are pending in the United States District Court for the Western District of Tennessee in Memphis. The Agricultural lawsuit is pending in the United States District Court for the Southern District of Ohio in Cincinnati. The Company believes that the receivables are recoverable under the terms of the Royal, Steadfast and Agricultural policies. The Company has filed an answer and counterclaim in the Royal litigation and a motion seeking the interim payment of the Company's defense costs. The Company has filed an answer and counterclaim in the Steadfast litigation and intends to file an answer and counterclaim in the Agricultural litigation. These litigations are in the preliminary stages. The Company believes that Royal's, Steadfast's and Agricultural's claims are without merit and will defend against them vigorously.

         As is common in the insurance industry, the Company's insurance policies covering product liability claims must be renewed annually. Although the Company has been able to obtain insurance relating to product liability claims at a cost and on other terms and conditions that are acceptable to the Company, there can be no assurance that in the future it will be able to do so.

         On January 6, 1997, the Company announced that its 1996 financial results would include a pre-tax charge of $50 million relating to costs associated with the product liability litigation described above. The charge, which is reflected in the Company's 1996 financial statements, covers the reasonable foreseeable costs that the Company was positioned in late December 1996 to estimate because the litigation had progressed and because changes in the fourth quarter of 1996 had occurred in facts and circumstances relating to the litigation. Among the changed facts and circumstances were the announcement of the AcroMed settlement described above, the likelihood that the litigation will continue for several years, in part, due to the additional financial resources provided to the plaintiff's attorneys as a result of the AcroMed settlement, the absence of AcroMed as a member of the joint defense group, the status of the Company's insurance described above and the continuing absence of dispositive rulings relating to the Company's defense motions.

         While it is not possible to accurately predict the outcome of litigation, the accrued liability which remained on the Company's consolidated balance sheet at December 31, 1997 represents the Company's best judgment of the probable reasonable costs (in excess of amount of insurance the Company believes are recoverable) to defend and conclude the lawsuits based on the facts and circumstances currently existing. The costs provided for in the accrued liability include, but are not limited to, legal fees paid or anticipated to be paid and other costs related to the Company's defense and conclusion of these matters.

         The actual costs to the Company could differ from the estimated charge and will be dependent upon a number of factors that will not be known for some time, including, among other things, the resolution of defense motions and the extent of further discovery. Although an adverse resolution of lawsuits could have a material effect on the Company's results of operations and cash flows in future periods, the Company does not believe that these matters will in the future have a material adverse effect on its consolidated financial position. The Company is unable to predict the ultimate outcome or the financial impact of the product liability litigation.

         SECURITIES LAWS ACTIONS

         Beginning in April 1994, the Company and four of its officers and directors were named in five shareholder lawsuits filed in the United States District Court in Memphis, Tennessee. Four of the lawsuits purported to be class actions. All of the lawsuits were consolidated into one case in the United States District Court in Memphis through an amended complaint which added four new individual defendants who are either current or former directors of the Company. The lawsuit alleges that the defendants made false and misleading statements and failed to disclose material facts to the investing public and seeks money damages. The alleged securities law violations are based on the claim that the defendants failed to disclose that Company sold its products illicitly, illegitimately and improperly and to timely disclose facts concerning the termination of the former U.S. distributor of Sofamor products, National Medical Specialties, Inc. ("NMS"). The allegations relating to illicit and illegitimate sales of product are, for the most part, copies from product liability complaints filed against the Company and other manufacturers currently being coordinated in improper sales related to one of the Company's selling programs which has been publicly disclosed since May 1991. The allegations concerning NMS relate to the termination of the NMS distribution agreement covering Sofamor products in the United States. On October 3, 1995, the United States District Court Judge in Memphis dismissed with prejudice the entire case against the Company and each of the individual defendants. The plaintiffs appealed the dismissal to the United States Court of Appeals for the Sixth Circuit. On August 14, 1997, the Court of Appeals affirmed the dismissal of the plaintiffs' complaint. The Court of Appeals denied the plaintiffs' request for reconsideration on October 9, 1997. On January 6, 1998, the plaintiffs filed a petition for certiorari in the United States Supreme Court.

         The Company does not believe the Securities Laws Actions will have a material adverse effect on its consolidated financial position, results of operations or cash flows because of, among other reasons, the facts and circumstances existing with respect to each action, the Company's belief that these actions are without merit, certain defenses available to the Company and the availability of insurance in the Securities Laws Actions.

15.      STOCK OPTION AND RESTRICTED STOCK PLANS

         In 1990, the Company adopted an incentive stock option plan (the "1990 Plan") for certain key employees covering 1,475,000 shares of common stock, a non-qualified stock option plan for distributors and consultants (the "Distributor and Consultant Plan") covering 225,000 shares of common stock, and a restricted stock plan covering 148,450 shares of common stock. The number of shares covered under the 1990 Plan was subsequently reduced to 675,000 on June 21, 1993. During 1996, the Board of Directors proposed an amendment to the 1990 Plan to decrease the number of shares of the common stock available under the Plan by 61,642.

         Under the Distributor and Consultant Plan, the exercise price may not be less than $2.22 per share. Options have a maximum term of ten years from the date of the option grant. During 1995, the number of shares of common stock covered was increased to 625,000.

         In February 1991, the Company adopted a stock option plan for certain directors of the Company ("Directors' Plan").

         In December 1992, the Company adopted the 1993 long-term incentive plan (the "Long-Term Incentive Plan") for certain directors and key employees covering 500,000 shares of common stock. The number of shares of common stock reserved under the Long-Term Incentive Plan was increased to 800,000 in 1993, to 2,500,000 in 1994, to 3,500,000 in

         1995 and to 6,000,000 in 1997. Awards may be in the form of stock options to purchase shares, stock appreciation rights, performance units, restricted stock or any combination of the above. Options have a maximum term of ten years from the date of the option grant. Under the Long-Term Incentive Plan, the exercise price shall be determined by the Company, except that the exercise price may not be less than the market price at the date of the option grant for any incentive stock options awarded.

         During 1997, the Board of Directors proposed an amendment to the Company's Long-Term Incentive Plan to increase the number of shares of the common stock available under the Plan by 1,500,000, contingent upon approval by the Company's shareholders.

         Activity under all of the stock option plans, including the 1,500,000 shares of common stock approved by the Board of Directors in 1997, for the years ended December 31, 1997, 1996, and 1995 is summarized as follows:

-----------------------------------------------------------------------------------------------------------------
                                          1997                         1996                        1995
                                -------------------------    ------------------------    ------------------------
                                                Weighted                     Weighted                    Weighted
                                                 Average                      Average                     Average
                                   Option       Exercise          Option     Exercise      Option        Exercise
                                   Shares         Price           Shares       Price       Shares          Price
-----------------------------------------------------------------------------------------------------------------
Shares under option at
    beginning of year             4,295,372      $18.80       3,597,939        $16.18      2,661,120      $13.96
    Granted                       1,965,800      $44.05       1,621,150        $25.82      1,453,700      $18.93
    Exercised                      (754,771)     $16.70        (417,744)       $13.02       (231,653)     $10.73
    Canceled                       (201,640)     $21.00        (505,973)       $27.26       (285,228)     $13.94
                                -------------                -------------                -----------
Shares under option at end
    of year                       5,304,761      $28.38       4,295,372        $18.80      3,597,939      $16.18
-----------------------------------------------------------------------------------------------------------------
Shares under option
    exercisable at end of
    year                          1,380,345                   1,175,832                      863,739
Shares available for future
    grant                         1,786,307                   2,057,068                      733,887
-----------------------------------------------------------------------------------------------------------------

         Additional information regarding stock options outstanding at December 31, 1997 is shown below:

                       OUTSTANDING OPTIONS                                           EXERCISEABLE OPTIONS
  ----------------------------------------------------------------------        ---------------------------------
                                             WEIGHTED        WEIGHTED                               WEIGHTED
                                              AVERAGE         AVERAGE                               AVERAGE
       OPTION PRICE            OPTION        EXERCISE        REMAINING              OPTION          EXERCISE
          RANGE                SHARES          PRICE           TERM                 SHARES           PRICE
  ---------------------    -------------     ---------    --------------        -------------    ----------------

      $3.50 - $15.00         1,134,399          $12.73           6.4                 679,339        $12.66
     $15.01 - $25.00         1,529,994          $20.13           7.4                 557,941        $19.65
     $25.01 - $35.00           678,568          $27.26           8.5                 115,065        $27.08
     $35.01 - $45.00           886,600          $37.04           9.1                  28,000        $37.50
     $45.01 - $55.00           858,700          $48.09           9.7                     -             -
     $55.01 - $65.00           216,500          $58.46          10.0                     -             -

         The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. During 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") changing the methods for recognition of cost on plans similar to those of the Company. Adoption of the accounting provisions of FAS 123 is optional; however, proforma disclosures as if the Company adopted the cost recognition requirements under FAS 123 is presented below:


-----------------------------------------------------------------------------------------------------------
                                            1997                     1996                     1995
                                    ---------------------    ---------------------    ---------------------
                                       AS                       AS                      AS
                                    REPORTED    PROFORMA     REPORTED    PROFORMA     REPORTED    PROFORMA
-------------------------------     --------   ----------    --------   ----------    --------   ----------
Net income                          $56,784    $50,586       $ 11,267   $  8,726      $  4,967   $  4,063

Net income per share - diluted      $  2.12    $  1.89       $   0.44   $   0.34      $   0.20   $   0.16


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997: dividend yield of 0%, expected volatility of 40.0%, risk-free interest rate of 6.1%, and expected lives of 5.0 years; 1996: dividend yield of 0%, expected volatility of 44.4%, risk-free interest rate of 6.2%, and expected lives of 4.2 years, 1995: dividend yield of 0%, expected volatility of 44.4%, risk-free interest rate of 6.3%, and expected lives of 4.2 years. The weighted average fair value of options at grant date were $19.65, $12.59 and $8.20 in 1997, 1996 and 1995, respectively.

         The effects of applying FAS 123 in this proforma disclosure are not indicative of future amounts.

         FAS 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

16.      NET INCOME PER COMMON SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("FAS 128"). This statement establishes standards for computing and presenting earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. FAS 128 requires restatement of all prior-period EPS data presented.

         Potential common stock is in the form of stock options which have an effect on 1997, 1996 and 1995 diluted net income per common share calculations. Potential common stock also includes assumed converted debt securities. For the years ended December 31, 1997, 1996 and 1995, net income was adjusted by $125, $124 and $115, respectively, to calculate EPS.

         This adjustment represented the interest charges, net of taxes, from convertible debt which was assumed to be converted for the weighted average number of shares calculation. The following table presents information necessary to calculate diluted EPS for the years ended December 31, 1997, 1996 and 1995:

  ------------------------------------------------------------------------------------
                                                1997         1996              1995
  ------------------------------------------------------------------------------------
  Diluted:
    Weighted average shares outstanding      24,796,630     24,284,005      23,846,242
    Shares equivalents                        1,986,821      1,762,442       1,369,363
  ------------------------------------------------------------------------------------
                                             26,783,451     26,046,447      25,215,605
  ------------------------------------------------------------------------------------


17.      ACCRUED EXPENSES

         Accrued expenses at December 31, 1997 and 1996 consist of the following:

  ------------------------------------------------------------------------------------
                                                                 1997          1996
  ------------------------------------------------------------------------------------
   Amounts due to suppliers                                   $   1,820     $   2,045
   Commissions                                                    5,510         5,001
   Payroll, benefits, and related taxes                          12,412        12,493
   Royalties                                                      3,727         2,288
   Amount due to former shareholders of acquired companies        5,072         4,174
   Interest                                                         656         1,018
   Product liability litigation                                   8,606         2,000
   Legal                                                          2,907         2,226
   Other                                                          9,384         7,525
  ------------------------------------------------------------------------------------
                                                               $ 50,094      $ 38,770
  ------------------------------------------------------------------------------------


18.      EMPLOYEE BENEFIT PLANS

         In January 1990, the Company adopted an employee savings plan under
         Section 401(k) of the Internal Revenue Code. This plan covers all full-time employees that are 21 years of age and have completed at least six months of continuous service with the Company. In 1995, the Company increased its maximum matching contribution to equal 100% of the employee's first 3% contributed and 50% of the next 2%. These matching percentages are subject to revision at the discretion of the Company's Board of Directors. Company contributions generally vest at 20% per year beginning the end of the second year of service with the participants becoming fully vested in the sixth year of service. The amounts charged against income in 1997, 1996, and 1995 were $800, $477 and $385, respectively.

         In November 1991, the Company adopted an employee stock purchase plan ("ESPP") to provide employees the opportunity to purchase shares of common stock of the Company. The ESPP covers full-time employees (as defined by the ESPP) that have completed 6 months of employment. An aggregate of 60,000 of the Company's shares of common stock have been reserved for inclusion in the ESPP. The amount charged against income in 1997, 1996 and 1995 was $33, $22 and $14, respectively, which represented the Company's match of 15% of the employee's contribution.

19.      DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts for cash, short-term investments, notes and other receivables, and notes and loans payable approximate fair value due to the short maturity of these instruments.

         The fair value of long-term debt is estimated based on current rates available to the Company for debt with similar remaining maturities or quoted market prices for the shares of stock to which the debt instrument may be converted, as applicable.

         The estimated fair value of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

  ---------------------------------------------------------------------------------
                                        DECEMBER 31, 1997        DECEMBER 31, 1996
                                       -------------------     --------------------
                                       CARRYING     FAIR        CARRYING     FAIR
                                        AMOUNT      VALUE        AMOUNT      VALUE
  ---------------------------------------------------------------------------------
  Cash and cash equivalents            $  2,729   $  2,729     $  2,830    $  2,830
  Short-term investments                     36         36          111         111
  Other receivables                      29,374     29,374       15,813      15,813
  Notes payable and lines of credit      11,731     11,731       50,207      50,207
  Long-term debt                         68,236     75,388       28,987      30,778


20.      SUBSEQUENT EVENTS

         On January 26, 1998, the Company purchased Sofyc, S.A. ("Sofyc") for an aggregate of 2,806,080 privately placed shares of the Company's common stock, $1,000 in cash (less certain expenses relating to the repurchase), and the Company's agreement to repay certain outstanding loans of Sofyc equal to approximately $925. Sofyc is the personal holding company of the Cotrel family and owner of approximately 14% or 3,337,272 shares of the Company's common stock. As a result of the purchase of SOFYC, the outstanding shares of common stock of the Company will be reduced by 531,192 shares. In accordance with the purchase agreement, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of 1,600,000 shares of the common stock owned by the Cotrel family. The registration statement also includes a proposed public offering of up to 1,125,000 newly issued shares of common stock to be sold by the Company and 75,000 shares to be sold by a director of the Company. In addition, Sofamor Danek will grant to the underwriters an over-allotment option relating to a maximum of 420,000 shares of common stock. The Company expects to incur a foreign tax liability of approximately $10,500 in connection with exchange of the Sofyc shares which will result in an adjustment to equity by such amount.

                SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                        Balance at     Charged to                                        Balance at
                                       beginning of     costs and       Deductions and                     end of
             Description                  period        expenses       Reclassifications    Other (2)      period
-----------------------------------------------------------------------------------------------------------------------

   Allowance for doubtful accounts

   For the Years Ended December 31,
-----------------------------------

                 1997                    $1,589          $504             $(199) (1)           $(82)       $1,812

                 1996                     1,555           705              (698) (1)             27         1,589

                 1995                     1,654           318              (704) (1)            287         1,555

(1)  Amounts written off during the year

(2)  Foreign currency translation adjustment


                                                                              41